May 8, 2026

Mike Schmidt
Chief Executive Officer
Nixxy, Inc.
1178 Broadway, 3rd Floor
New York, NY 10001

        Re: Nixxy, Inc.
            Registration Statement on Form S-3
            Filed May 1, 2026
            File No. 333-295511
Dear Mike Schmidt:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Max Lindenfeld